

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

May 16, 2018

Via E-mail
Brian Jackson
Manager
Esoteric Brewing Company, LLC
3713 Charloe Ct.
Cincinnati, OH 45227

> **Re: Esoteric Brewing Company, LLC
> Amendment No. 1 to Offering Statement on Form 1-A
> Filed May 15, 2018
> File No. 024-10830**

Dear Mr. Jackson:

Our preliminary review of your amended offering statement indicates that it fails in material respects to comply with the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments.   In this regard we note that you have not provided the financial statements required by Part F/S(b)(4) of Form 1-A.

We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Anthony R. Robertson, Esq.
Graydon